SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 June 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






June 29, 2004

BP FILES FORM 20-F WITH US SECURITIES
AND EXCHANGE COMMISSION

BP's 2003 Form 20-F, filed with the US Securities and Exchange Commission (SEC) in Washington, D.C. late yesterday, shows total proved reserves reported under SEC requirements are 23 million barrels more than those presented in its 2003 Annual Report and Accounts to Shareholders issued in March.

BP's 2003 Form 20-F - which reconciles its financial accounts, published under UK Generally Accepted Accounting Practice (GAAP), with US Generally Accepted Accounting Principles - reports proved reserves of 18.361 billion barrels of oil equivalent, compared with 18.338 billion barrels in its 2003 Annual Report and Accounts.

BP said that it considers the 23 million barrel difference, which represents some 0.1 per cent of its total proved reserve base, including equity accounted entities, to be immaterial.

As a UK-registered company reporting under UK GAAP, BP determines its proved reserves under the UK Statement of Recommended Practice, Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities (SORP). In estimating reserves, it uses long-term planning prices to determine the commercial viability of upstream resources. For 2003 these prices were $16 a barrel for oil and $2.70 per thousand cubic feet for natural gas.

In contrast, SEC guidelines require the use of year-end market prices which, as of December 31, 2003, were $30.10 a barrel for Brent crude and $5.76 per thousand cubic feet for Henry Hub gas.

Using year-end prices and assuming they apply to the end-of-field life has the effect of increasing the volumes of oil and gas likely to be recovered economically from reservoirs, thus adding to proved reserves. On the other hand, using year-end prices has the effect of decreasing reserves in the case of production-sharing agreements (PSAs) where a higher oil price results in lower volume entitlement.

BP said that use of year-end pricing and some changes in the way it applies SEC interpretations of SEC regulations relating to field fuel gas and the use of technology in determining reserves, while giving rise to larger variations on a regional basis in its proved reserves, accounted for the upward difference of only 23 million barrels on an aggregate basis between its 20-F and UK SORP estimates.

The company believes that its long-term planning price assumptions provide the most appropriate basis for estimating oil and gas reserves and will continue to use this basis for its UK reporting.

The company said it had received comments from the SEC on its 20-F Filing for 2002 and that the SEC review process was still ongoing.

A table setting out BP's 2003 Form 20-F estimated reserves on a regional basis, with comparable estimates under UK SORP, are included with this release as Notes to Editors. Copies of the BP 2003 Form 20-F and the BP 2003 Annual Report and Accounts (ARA) are available at www.bp.com/20F and www.bp.com/ara2003 respectively.

Notes to editors:

- The figures below are total proved reserves for crude oil plus natural gas, for subsidiaries plus equity-accounted entities, in millions of barrels of oil equivalent (mmboe):

        BP proved         Proved reserves     Difference/     Difference as
        reserves in 2003  reported in 2003     mmboe          % of total
        ARA/mmboe         Form 20-F/mmboe                     proved reserves

UK               1,496      1,647                151             0.8%
Rest of Europe     564        625                 61             0.3%
USA              5,624      5,956                332             1.8%
Rest of Americas 4,330      4,225               (105)           (0.6%)
Asia Pacific     1,049      1,063                 14             0.1%
Africa           1,635      1,310               (325)           (1.8%)
Russia           1,794      1,805                 11             0.1%
Other            1,846      1,730               (116)           (0.6%)
Total           18,338     18,361                 23             0.1%

- ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 June 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary